SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
GENERAL COMPANY OF GEOPHYSICS
(Translation of Registrant’s Name Into English)
1, rue Leon Migaux,
91341 Massy
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑   Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐   No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

Third quarter 2005 results
SIGNATURES

COMPAGNIE GENERALE DE GEOPHYSIQUE
Third quarter 2005 results
Operating result of €13M up 25%
Strong growth of backlog at 756M$
Excellent market perspectives for Q4 2005 and 2006
Paris, November 10, 2005
Compagnie Generale de Geophysique (ISIN: 0000120164 — NYSE: GGY) published today its unaudited consolidated results for the third quarter of 2005.
Pursuant to European regulation n°1606 dated July 19, 2002, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB). They include comparative information for the period of 2004 using the same standards.
Q3 2005 highlights:
•	Third quarter 2005 Group revenues of Euros 216.7 million, up 30% compared to the third quarter of 2004.

•	Group operating profit of Euros 13.0 million compared to Euros 10.4 million in Q3 2004.

•	Geophysical Services operating profit of Euros 2.5 million.

•	Sercel record quarterly revenues of USD 118 million with operating margin close to 20%.

•	Group net income of Euros 5.8 million before specific financial charge compared to a net profit of Euros 4.2 million in Q3 2004.

•	Specific financial charge of Euros 23.3 million related to the IFRS accounting treatment of the convertible bond, as communicated by the Group on October 17, 2005, leading to a negative net result of Euros 17.5 million.

•	Record Group backlog of USD 756 million as of November 1st 2005, a 74% year on year increase.
Comments and Perspectives :
CGG Chairman & CEO, Robert BRUNCK, commented: “The Company activity did strengthen during the third quarter with Sercel’s sales at a record high and a sustained market demand in all the Geophysical Services segments. Our offshore fleet operating during the summer principally in North Sea had to face exceptionally bad weather conditions, which had a negative impact on our operational marine performance. However, the outlook for the fourth quarter 2005 remains excellent for both Sercel and Geophysical Services and we are confident that we will reach our 2005 operating profit target. Our backlog is at a record level and is of excellent quality. During the last industry convention in Houston, Sercel has launched the 428 XL its new generation of land acquisition systems and its new marine solid streamer, the Sentinel, for which several orders have already been received. The integration process of Exploration Resources is developing in line with expectations. The CGG Group is thus in a good position to reap the benefits of the favourable market conditions we see ahead of us in 2006 and later.”

Consolidated Statement of Earnings

IFRS
Million Euros	YTD 2005	YTD 2004	Q3 2005	Q3 2004

Operating revenues	600.4	488.2	216.7	166.8
Gross profit	133.0	96.2	46.0	38.3
Operating income (loss)	42.5	26.2	13.0	10.4
Equity in income (loss) of affiliates	9.6	7.7	2.9	2.9
Cost of financial debt	(26.7)	(16.8)	(7.1)	(5.5)
Variance on derivative on convertible bonds	(38.0)		(23.3)
Other financial income (loss)	1.3	(1.4)	0.6	2.2
Income taxes	(18.2)	(15.0)	(3.6)	(5.8)
Net income (loss)	(29.5)	0.7	(17.5)	4.2

Net income (loss) per share / diluted in Euros	(2.51)	0.06	(1.50)	0.36
Weighted average number of shares outstanding	11.765.118	11.681.218	11.698.623	11.681.718

Revenues:
At Euros 217 million, Group revenues for the third quarter of 2005 were up 30% in Euros and in USD compared to the third quarter of 2004.
Total Group revenues at the end of September 2005 were Euros 600 million, up 23% in Euros and up 27% in USD, compared to the same period of last year.
Revenues per segment:
Total revenues for Geophysical Services for the third quarter 2005 were Euros 139 million, up 37% in Euros and in USD compared to the third quarter of 2004. Exploration Resources is consolidated, starting September 1st with a revenue contribution of Euros 9 million.
Land revenues were Euros 34 million, up 80% in Euros and in USD when compared to the third quarter of 2004. During this quarter, 11 crews were in operation. Offshore revenues of Euros 76 million for the third quarter of 2005 were up 37% in Euros and in USD compared to the third quarter of 2004. Multi-client after sales of Euros 24.1 million were up 55%
year on year. At the end of September, the net book value of the multi-client library was Euros 101 million. For the third quarter 2005, Processing and Reservoir revenues were Euros 30 million, up 9 % in Euros and in USD compared to the third quarter of 2004.
Total revenues for Geophysical Services at the end of September 2005 were Euros 385 million up 41% in Euros and 46% in USD compared to the same period last year.
For the third quarter of 2005, Sercel total sales were Euros 97 million, up 41% in Euros and in USD, compared to the third quarter of 2004. External sales for the third quarter of 2005 were Euros 77 million up 18% in Euros and in USD.
Total revenues for Sercel at the end of September 2005 were Euros 256 million, up 12% in Euros and up 15% in USD compared to the same period last year. External sales at the end of September 2005 were Euros 216 million.
Operating Income:

The Group Operating Profit for the third quarter of 2005 was Euros 13.0 million compared to Euros 10.4 million operating profit for the third quarter of 2004.
With Argas contribution, this profit for the third quarter 2005 is Euros 15.9 million compared to Euros 13.4 million for the same period last year.
The Geophysical Services operating profit for the third quarter of 2005 was Euros 2.5 million compared to a Euros 1.9 million operating profit for the third quarter of 2004. Including Argas contribution, this profit for the third quarter 2005 is Euros 5.4 million compared to Euros 4.8 million for the same period last year.
Sercel operating profit for the third quarter of 2005 was Euros 19.2 million compared to Euros 10.9 million for the third quarter 2004, corresponding to close to 20% operating margin.
The Group Operating Profit at the end of September 2005 was Euros 42.5 million compared to Euros 26.2 million operating profit at the end of September 2004.
With Argas contribution, this profit at the end of September 2005 is Euros 52.1 million compared to Euros 34.0 million at the end of September 2004.
Segment information

Million Euros
IFRS	YTD 2005	YTD 2004	Q3 2005	Q3 2004

Operating revenues
Services	385.0	273.1	139.6	101.6
Products	256.0	228.9	97.1	69.1
Elimination	(40.6)	(13.8)	(20.0)	(3.9)
Total	600.4	488.2	216.7	166.8

Operating income (loss)
Services	11.5	(15.5)	2.5	1.9
Products	49.3	46.5	19.2	10.9
Corporate	(8.9)	(9.2)	(2.5)	(3.7)
Elimination	(9.4)	4.4	(6.2)	1.3
Total	42.5	26.2	13.0	10.4

Net Result :
The Group net result for the third quarter of 2005 was a loss of Euros 17.5 million compared to a net income of Euros 4.2 million for the third quarter of 2004.
Not including the Euros 23.3 million specific financial charge related to the IFRS accounting treatment of the convertible bond (variance on derivative of the convertible bonds), as communicated by the Group on October 17, 2005, the net result for the third quarter 2005 is a profit Euros 5.8 million.
The Group net result at the end of September 2005 was a loss of Euros 29.5 million compared to a net income of Euros 0.7 million for the same period last year.
Not including the Euros 38.0 million specific financial charge related to the IFRS accounting treatment of the convertible bond (variance on derivative of the convertible bonds), the net result at the end of September 2005 is a profit of Euros 8.5 million.
These specific financial charges have no effect on the Group operating result, or on cash flows.

Group net result

Millions Euros	End of September		Q3
IFRS	2005	2004	2005	2004

Net income before variance on derivative of CB	8,5	0,7	5,8	4,2
Variance on derivative of the convertible bonds (CB)	(38.0)	0.0	(23.3)	0.0
Net income (loss)	(29,5)	0,7	(17,5)	4,2

Operating Result Before Depreciation and Amortization :
The Operating Result Before Depreciation and Amortization, “ORBDA”, previously denominated “Adjusted EBITDA” in our former financial reports, is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies.
The notion of ORBDA serves as a reference for CGG debt covenants and is consequently communicated for that purpose.
The ORBDA for the third quarter of 2005 was at Euros 49.4 million, representing 22.7% of revenues and a 23% increase year on year.
The ORBDA at the end of September 2005 was at Euros 146.4 million, representing 24% of the revenues and up 24% year on year.
ORBDA

Million Euros	End of September		Q3
IFRS	2005	2004	2005	2004

ORBDA	146.4	118.4	49.4	40.0

Summary of cash-flows:
Cash flows

IFRS
Million Euros	YTD 2005	YTD 2004	Q3 2005	Q3 2004

Net cash before changes in working capital	118.7	93.5	39.1	33.8
Net cash flow provided by operating activities	109.3	77.0	31.4	3.9
Total purchases of tangible and intangible assets	(82.4)	(40.5)	(32.1)	(13.0)
Investment in multi —clients surveys	(19.2)	(39.8)	(4.2)	(12.4)

Balance Sheet items:
As of September 30th 2005, net equity was Euros 390.9 million after the specific IFRS accounting treatment of the convertible bonds which requires the Company to recognize a non current liability of Euros 72 million. After the acquisition of Exploration Resources net financial debt was Euros 500.5 million, representing a 128% gearing ratio.
Equity and Net Debt
Million Euros

IFRS	30/09/ 2005	31/12/2004

Shareholders’ equity	390,9	395,6
Net financial debt	500,5	121,8
Gearing ratio	128%	30,8%

Backlog :
The backlog as of November 1st 2005 was at the record level of USD 756 million, up 74% compared to November 1st 2004.
Contact : Christophe BARNINI (33) 1 64 47 38 10 / (33) 1 64 47 38 11
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
The Compagnie generale de Geophysique group is a global participant in the oilfield services industry providing a wide range of seismic data acquisition. processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel..

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : November 10, 2005	By Senior Executive Vice President Technology, Control, corporate planning & Communication /Gerard CHAMBOVET/